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                                                                      Exhibit 21


                        SUBSIDIARIES OF PENTON MEDIA INC.



1. Penton Media Limited, a United Kingdom corporation, and its wholly-owned subsidiaries:

         1. Independent Exhibitions Limited, a United Kingdom corporation;

         2. Service Exhibitions Limited, a United Kingdom corporation; and

         3. Equity Information Exchange Limited, a United Kingdom corporation.

2. Donohue Meehan Publishing Company, an Illinois corporation.

3. Stardust.com, a California corporation.

4. New Hope International Limited, a United Kingdom corporation.

5. Internet World Media, Inc., a Connecticut corporation, and its wholly-owned subsidiaries:

         1. One, Inc., a Colorado corporation;

         2. Boardwatch Magazine, Inc., a Colorado corporation; and

         3. Penton Business Media London Limited, a United Kingdom corporation.

6. Healthwell.com Inc., a Delaware corporation.